Exhibit 99.1

Tuniu Announces Unaudited Third Quarter 2021 Financial Results

NANJING, China, November 19, 2021 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

"Tuniu’s focus on providing high-quality products and services and a high level of customer satisfaction continues to drive results. The transaction volume of our self-operated local tour products saw double digit year-on-year growth for the quarter even as the recovery of the overall tourism industry experienced setbacks. Looking ahead, we will work to further improve customer experience in order to differentiate ourselves in China’s travel industry." said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Reflecting our disciplined approach, Tuniu's operating expenses decreased year-on-year for the third consecutive quarter. We will continue to apply our existing cost control measures to further improve operational efficiency."

Third Quarter 2021 Results

Net revenues were RMB114.6 million (US$17.8 million[1]) in the third quarter of 2021, representing a year-over-year decrease of 7.2% from the corresponding period in 2020. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB90.7 million (US$14.1 million) in the third quarter of 2021, representing a year-over-year increase of 5.0% from the corresponding period in 2020. The increase was primarily due to the growth in revenues from self-operated products.

•	Other revenues were RMB23.9 million (US$3.7 million) in the third quarter of 2021, representing a year-over-year decrease of 35.6% from the corresponding period in 2020. The decrease was primarily due to the decline in commissions received from other travel-related products impacted by the outbreak and spread of COVID-19.

Cost of revenues was RMB74.9 million (US$11.6 million) in the third quarter of 2021, representing a year-over-year increase of 28.1% from the corresponding period in 2020. As a percentage of net revenues, cost of revenues was 65.3% in the third quarter of 2021, compared to 47.3% in the corresponding period in 2020.

Gross profit was RMB39.7 million (US$6.2 million) in the third quarter of 2021, representing a year-over-year decrease of 38.9% from the corresponding period in 2020.

Operating expenses were RMB96.4 million (US$15.0 million) in the third quarter of 2021, representing a year-over-year decrease of 24.6% from the corresponding period in 2020. Share-based compensation expenses and amortization of acquired intangible assets, which were allocated to operating expenses, were RMB5.5 million (US$0.9 million) in the third quarter of 2021. Non-GAAP[2] operating expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets, were RMB90.9 million (US$14.1 million) in the third quarter of 2021, representing a year-over-year decrease of 23.1%.

1   The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 6.4434 on September 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2   The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

•	Research and product development expenses were RMB15.6 million (US$2.4 million) in the third quarter of 2021, representing a year-over-year decrease of 2.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.0 million (US$0.2 million), were RMB14.6 million (US$2.3 million) in the third quarter of 2021, representing a year-over-year decrease of 2.2% from the corresponding period in 2020. The decrease was primarily due to the decrease in amortization of intangible assets.

•	Sales and marketing expenses were RMB41.7 million (US$6.5 million) in the third quarter of 2021, representing a year-over-year decrease of 16.4%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.4 million (US$0.2 million), were RMB40.3 million (US$6.3 million) in the third quarter of 2021, representing a year-over-year decrease of 7.7% from the corresponding period in 2020. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and amortization of acquired intangible assets.

•	General and administrative expenses were RMB41.2 million (US$6.4 million) in the third quarter of 2021, representing a year-over-year decrease of 40.9%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB3.1 million (US$0.5 million), were RMB38.1 million (US$5.9 million) in the third quarter of 2021, representing a year-over-year decrease of 43.5% from the corresponding period in 2020. The decrease was primarily due to the decrease in general and administrative personnel related expenses.

Loss from operations was RMB56.6 million (US$8.8 million) in the third quarter of 2021, compared to a loss from operations of RMB62.8 million in the third quarter of 2020. Non-GAAP loss from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB50.9 million (US$7.9 million) in the third quarter of 2021.

Net loss was RMB36.6 million (US$5.7 million) in the third quarter of 2021, compared to a net loss of RMB62.1 million in the third quarter of 2020. Non-GAAP net loss, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB30.9 million (US$4.8 million) in the third quarter of 2021.

Net loss attributable to ordinary shareholders was RMB35.1 million (US$5.4 million) in the third quarter of 2021, compared to a net loss attributable to ordinary shareholders of RMB56.9 million in the third quarter of 2020. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB29.4 million (US$4.6 million) in the third quarter of 2021.

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.0 billion (US$157.9 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Business Outlook

For the fourth quarter of 2021, the Company expects to generate RMB53.4 million to RMB65.3 million of net revenues, which represents 45% to 55% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on November 19, 2021, (9:00 pm, Beijing/Hong Kong Time, on November 19, 2021) to discuss the third quarter 2021 financial results.

To participate in the conference call, please dial the following numbers:

US:	800-263-0877
Hong Kong:	800-961-105 / +852-3008-1527
Mainland China:	4001-209101
International:	+1 646-828-8143
Conference ID:	Tuniu 3Q 2021 Earnings Call

A telephone replay will be available from 11:00 am on November 19, 2021 through 11:00 am on November 26, 2021, U.S. Eastern Time. The dial-in details are as follows:

US:	1-888-203-1112
Hong Kong:	+852-5808-3200
Mainland China:	4001-201651
International:	+1-719-457-0820
Replay Access Code:	4308160

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	213,538	356,776	55,371
Restricted cash	50,566	26,246	4,073
Short-term investments	1,353,670	634,652	98,496
Accounts receivable, net	264,134	227,422	35,295
Amounts due from related parties	23,913	22,892	3,553
Prepayments and other current assets	378,704	417,166	64,743
Total current assets	2,284,525	1,685,154	261,531

Non-current assets
Long-term investments	266,866	202,727	31,463
Property and equipment, net	111,697	105,841	16,426
Intangible assets, net	71,362	59,080	9,169
Land use right, net	96,713	95,167	14,770
Operating lease right-of-use assets, net	42,293	58,585	9,092
Goodwill	232,007	232,007	36,007
Other non-current assets	91,180	95,969	14,894
Total non-current assets	912,118	849,376	131,821
Total assets	3,196,643	2,534,530	393,352

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	60,679	10,604	1,646
Accounts and notes payable	705,838	530,032	82,260
Amounts due to related parties	21,034	5,034	781
Salary and welfare payable	47,487	41,415	6,428
Taxes payable	6,004	3,945	612
Advances from customers	208,762	181,961	28,240
Operating lease liabilities, current	18,264	18,176	2,821
Accrued expenses and other current liabilities	676,501	373,052	57,895
Total current liabilities	1,744,569	1,164,219	180,683

Non-current liabilities
Operating lease liabilities, non-current	34,367	45,157	7,008
Deferred tax liabilities	14,861	13,032	2,023
Long-term borrowings	22,577	15,664	2,431
Other non-current liabilities	3,054	3,054	474
Total non-current liabilities	74,859	76,907	11,936
Total liabilities	1,819,428	1,241,126	192,619

Redeemable noncontrolling interests	27,200	27,200	4,221

Equity
Ordinary shares	249	249	39
Less: Treasury stock	(302,916)	(295,307)	(45,831)
Additional paid-in capital	9,125,689	9,126,145	1,416,355
Accumulated other comprehensive income	275,012	275,955	42,828
Accumulated deficit	(7,713,355)	(7,800,983)	(1,210,694)
Total Tuniu Corporation shareholders’ equity	1,384,679	1,306,059	202,697
Noncontrolling interests	(34,664)	(39,855)	(6,185)
Total equity	1,350,015	1,266,204	196,512
Total liabilities, redeemable noncontrolling interests and equity	3,196,643	2,534,530	393,352

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$

Revenues
Packaged tours	86,413	126,502	90,709	14,078
Others	37,132	34,459	23,915	3,712
Net revenues	123,545	160,961	114,624	17,790
Cost of revenues	(58,472)	(91,975)	(74,884)	(11,622)
Gross profit	65,073	68,986	39,740	6,168

Operating expenses
Research and product development	(16,008)	(13,757)	(15,580)	(2,418)
Sales and marketing	(49,869)	(44,795)	(41,668)	(6,467)
General and administrative	(69,769)	(41,541)	(41,224)	(6,398)
Other operating income	7,803	4,950	2,106	327
Total operating expenses	(127,843)	(95,143)	(96,366)	(14,956)
Loss from operations	(62,770)	(26,157)	(56,626)	(8,788)
Other (expenses)/income
Interest and investment income	(7,389)	9,095	19,492	3,025
Interest expense	(6,483)	(1,944)	(1,097)	(170)
Foreign exchange gains/(losses), net	12,779	4,289	(463)	(72)
Other income, net	1,056	664	686	106
Loss before income tax expense	(62,807)	(14,053)	(38,008)	(5,899)
Income tax benefit	1,037	134	568	88
Equity in income of affiliates	(286)	(95)	861	134
Net loss	(62,056)	(14,014)	(36,579)	(5,677)
Net loss attributable to noncontrolling interests	(5,152)	(949)	(1,497)	(232)
Net income attributable to redeemable noncontrolling interests	-	-	-	-
Net loss attributable to Tuniu Corporation	(56,904)	(13,065)	(35,082)	(5,445)
Reversal of redeemable noncontrolling interests	-	-	-	-
Net loss attributable to ordinary shareholders	(56,904)	(13,065)	(35,082)	(5,445)

Net loss	(62,056)	(14,014)	(36,579)	(5,677)
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(11,993)	(4,389)	1,685	262
Comprehensive loss	(74,049)	(18,403)	(34,894)	(5,415)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.15)	(0.04)	(0.09)	(0.01)
Net loss per ADS - basic and diluted*	(0.45)	(0.12)	(0.27)	(0.03)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,298,762	370,929,055	370,956,994	370,956,994

Share-based compensation expenses included are as follows：
Cost of revenues	97	44	214	33
Research and product development	287	76	359	56
Sales and marketing	132	61	332	52
General and administrative	1,626	2,928	2,475	384
Total	2,142	3,109	3,380	525

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended September 30, 2021
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(74,884)	214	-	(74,670)

Research and product development	(15,580)	359	616	(14,605)
Sales and marketing	(41,668)	332	1,065	(40,271)
General and administrative	(41,224)	2,475	652	(38,097)
Other operating income	2,106	-	-	2,106
Total operating expenses	(96,366)	3,166	2,333	(90,867)

Loss from operations	(56,626)	3,380	2,333	(50,913)

Net loss	(36,579)	3,380	2,333	(30,866)

Net loss attributable to ordinary shareholders	(35,082)	3,380	2,333	(29,369)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)			(0.08)
Net loss per ADS - basic and diluted	(0.27)			(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,956,994			370,956,994

	Quarter Ended June 30, 2021
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(91,975)	44	-	(91,931)

Research and product development	(13,757)	76	782	(12,899)
Sales and marketing	(44,795)	61	1,065	(43,669)
General and administrative	(41,541)	2,928	681	(37,932)
Other operating income	4,950	-	-	4,950
Total operating expenses	(95,143)	3,065	2,528	(89,550)

Loss from operations	(26,157)	3,109	2,528	(20,520)

Net loss	(14,014)	3,109	2,528	(8,377)

Net loss attributable to ordinary shareholders	(13,065)	3,109	2,528	(7,428)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.04)			(0.02)
Net loss per ADS - basic and diluted	(0.12)			(0.06)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,929,055			370,929,055

	Quarter Ended September 30, 2020
		Share-based	Amortization of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	Result

Cost of revenues	(58,472)	97	-	(58,375)

Research and product development	(16,008)	287	782	(14,939)
Sales and marketing	(49,869)	132	6,105	(43,632)
General and administrative	(69,769)	1,626	709	(67,434)
Other operating income	7,803	-	-	7,803
Total operating expenses	(127,843)	2,045	7,596	(118,202)

Loss from operations	(62,770)	2,142	7,596	(53,032)

Net loss	(62,056)	2,142	7,596	(52,318)

Net loss attributable to ordinary shareholders	(56,904)	2,142	7,596	(47,166)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.15)			(0.13)
Net loss per ADS - basic and diluted	(0.45)			(0.39)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,298,762			370,298,762

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.